November 4, 2005 VIA ELECTRONIC TRANSMISSION Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com NANCY H. WOJTAS (650) 843-5819 nwojtas@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800
Re:	Cardica, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Cardica, Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), is the Company’s Registration Statement (the “Registration Statement”) on Form S-1, together with exhibits thereto, relating to the proposed initial public offering of shares of the Company’s Common Stock with an estimated maximum aggregate offering price of $40 million.

The filing fee of $4,708.00 has been calculated pursuant to Rule 457(o) under the Act and has been sent by wire transfer (“Fedwire”) to the Commission’s lockbox at The Mellon Bank in Pittsburgh, Pennsylvania.

The Company and the managing underwriters have authorized us to advise you that, as contemplated by Rule 461(a) under the Act, they may make oral requests for the acceleration of the Registration Statement’s effectiveness and that they are aware of their respective obligations under the Act.

If you have any questions or comments with regard to the foregoing, pleasedo not hesitate to call the undersigned at (650) 843-5819.

Sincerely,

/s/ Nancy H. Wojtas

Nancy H. Wojtas

cc:	Bernard Hausen, Cardica, Inc.
Robert Newell, Cardica, Inc.
John Simon, Allen & Company LLC
Richard Giles, A.G. Edwards & Sons, Inc
Guy Molinari, Heller Ehrman LLP
Connie Dias, Ernst & Young LLP